EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended
(Dollars in millions)	March 31, 2009	March 31, 2008
Earnings:
Income before assessments	$167	$327
Fixed charges	1,116	3,151

Total earnings	$1,283	$3,478

Fixed charges:
Interest expense	$1,116	$3,151
Estimated interest component of net rental expense(1)	—	—

Total fixed charges	$1,116	$3,151

Ratio of earnings to fixed charges	1.15	1.10

(1)	Represents an estimated interest factor.